UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of September 30, 2025, with the independent registered public accounting firm review report

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of September 30, 2025 and December 31, 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2025	12.31.2024

Cash and cash equivalents	3	8,964	3,271
Marketable securities	3	2,694	4,263
Trade and other receivables	9	4,116	3,566
Inventories	10	8,700	6,710
Recoverable income taxes	12	669	411
Other recoverable taxes	12	1,257	1,555
Others	16	1,682	1,550
		28,082	21,326
Assets classified as held for sale	22	1	510
Current assets		28,083	21,836

Trade and other receivables	9	830	1,256
Marketable securities	3	53	582
Judicial deposits	14	15,079	11,748
Deferred income taxes	12	1,030	922
Other recoverable taxes	12	4,566	3,601
Others	16	3,377	2,501
Long-term receivables		24,935	20,610
Investments	21	794	659
Property, plant and equipment - PP&E	17	171,557	136,285
Intangible assets	18	2,518	2,255
Non-current assets		199,804	159,809

Total assets		227,887	181,645

Liabilities	Note	09.30.2025	12.31.2024

Trade payables	11	6,819	6,082
Finance debt	23	2,481	2,566
Lease liability	24	9,593	8,542
Income taxes payable	12	1,131	1,400
Other taxes payable	12	3,657	3,284
Dividends payable	25	1,523	2,657
Provision for decommissioning costs	15	2,905	1,696
Employee benefits	13	3,320	2,315
Others	16	2,758	2,205
		34,187	30,747
Liabilities related to assets classified as held for sale	22	102	713
Current liabilities		34,289	31,460

Finance debt	23	25,641	20,596
Lease liability	24	32,996	28,607
Income taxes payable	12	601	530
Deferred income taxes	12	9,242	1,470
Employee benefits	13	12,906	10,672
Provisions for legal proceedings	14	3,099	2,833
Provision for decommissioning costs	15	27,491	24,507
Others	16	1,721	1,620
Non-current liabilities		113,697	90,835
Current and non-current liabilities		147,986	122,295

Share capital (net of share issuance costs)	25	107,101	107,101
Capital reserve and capital transactions		1,145	29
Profit reserves	25	58,853	61,446
Retained earnings		13,201	−
Accumulated other comprehensive deficit		(100,780)	(109,470)
Attributable to the shareholders of Petrobras		79,520	59,106
Non-controlling interests		381	244
Equity		79,901	59,350

Total liabilities and equity		227,887	181,645
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three and nine-month periods ended September 30, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Sales revenues	4	65,587	70,601	23,477	23,366
Cost of sales	5	(33,970)	(34,612)	(12,260)	(11,361)
Gross profit		31,617	35,989	11,217	12,005

Income (expenses)
Selling expenses	5	(3,736)	(3,794)	(1,360)	(1,193)
General and administrative expenses	5	(1,409)	(1,405)	(501)	(409)
Exploration costs	20	(746)	(715)	(248)	(406)
Research and development expenses		(628)	(571)	(233)	(195)
Other taxes		(399)	(1,143)	(149)	(55)
Impairment (losses) reversals, net	19	47	46	287	−
Other income and expenses, net	6	(4,145)	(4,318)	(1,037)	(1,347)
		(11,016)	(11,900)	(3,241)	(3,605)

Income before net finance income (expense), results of equity-accounted investments and income taxes		20,601	24,089	7,976	8,400

Finance income		1,056	1,520	414	491
Finance expenses		(3,167)	(4,885)	(1,119)	(881)
Foreign exchange gains (losses) and inflation indexation charges		5,145	(5,724)	976	109
Net finance income (expense)	7	3,034	(9,089)	271	(281)

Results of equity-accounted investments	21	165	(304)	36	(23)

Net income before income taxes		23,800	14,696	8,283	8,096

Income taxes	12	(6,995)	(4,325)	(2,230)	(2,205)

Net income for the period		16,805	10,371	6,053	5,891
Net income attributable to shareholders of Petrobras		16,735	10,308	6,027	5,870
Net income attributable to non-controlling interests		70	63	26	21
Basic and diluted earnings per common and preferred share - in U.S. dollars	25	1.30	0.80	0.47	0.46

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three and nine-month periods ended September 30, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Net income for the period		16,805	10,371	6,053	5,892

Items that will not be reclassified to the statement of income:

Actuarial gains on post-employment defined benefit plans	13
Recognized in equity		1	1,265	−	−
		1	1,265	−	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	26
Recognized in equity		10,105	(7,397)	1,801	1,252
Reclassified to the statement of income		1,659	2,118	439	821
Deferred income tax		(3,999)	1,795	(761)	(704)
		7,765	(3,484)	1,479	1,369

Translation adjustments (1)
Recognized in equity		676	(1,769)	314	213

Share of other comprehensive income (loss) in equity-accounted investments	21
Recognized in equity		303	(123)	72	36
Other comprehensive income (loss)		8,745	(4,111)	1,865	1,618

Total comprehensive income		25,550	6,260	7,918	7,510
Comprehensive income attributable to shareholders of Petrobras		25,425	6,252	7,881	7,485
Comprehensive income attributable to non-controlling interests		125	8	36	25
(1) It includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Nine-month periods ended September 30, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2025	Jan-Sep/2024
Cash flows from operating activities
Net income for the period		16,805	10,371
Adjustments for:
Pension and medical benefits	13	1,295	2,544
Results of equity-accounted investments	21	(165)	304
Depreciation, depletion and amortization	28	11,055	9,483
Impairment of assets (reversals), net	19	(47)	(46)
Inventory write down (write-back) to net realizable value	10	4	(42)
Allowance for credit loss on trade and other receivables, net		39	54
Exploratory expenditure write-offs	20	226	414
Gain on disposal/write-offs of assets	6	(81)	(189)
Foreign exchange, indexation and finance charges		(3,624)	9,143
Income taxes	12	6,995	4,325
Revision and unwinding of discount on the provision for decommissioning costs		1,015	781
Results from co-participation agreements in bid areas	6	(112)	(103)
Early termination and cash outflows revision of lease agreements	6	(448)	(234)
Losses with legal, administrative and arbitration proceedings, net	6	606	808
Equalization of expenses - Production Individualization Agreements	17	708	29
Decrease (Increase) in assets
Trade and other receivables		(474)	1,622
Inventories		(1,160)	(354)
Judicial deposits		(548)	414
Other assets		50	(109)
Increase (Decrease) in liabilities
Trade payables		(140)	605
Other taxes payable		(725)	(2,321)
Pension and medical benefits		(780)	(758)
Provisions for legal proceedings		(687)	(296)
Other employee benefits		557	129
Provision for decommissioning costs		(705)	(745)
Other liabilities		(111)	(607)
Income taxes paid		(3,663)	(5,442)
Net cash provided by operating activities		25,885	29,780
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(12,933)	(10,215)
Acquisition of equity interests		(4)	(13)
Proceeds from disposal of assets - Divestment		554	791
Financial compensation from co-participation agreements		355	397
Divestment (Investment) in marketable securities		2,830	(1,179)
Dividends received		105	121
Net cash used in investing activities		(9,093)	(10,098)
Cash flows from financing activities
Changes in non-controlling interest		34	(107)
Proceeds from finance debt	23	5,315	1,553
Repayment of principal - finance debt	23	(1,896)	(4,227)
Repayment of interest - finance debt	23	(1,391)	(1,529)
Repayment of lease liability	24	(6,783)	(5,796)
Dividends paid to Shareholders of Petrobras	25	(6,618)	(12,871)
Share repurchase program		−	(380)
Dividends paid to non-controlling interests		(40)	(77)
Net cash used in financing activities		(11,379)	(23,434)
Effect of exchange rate changes on cash and cash equivalents		280	(281)
Net change in cash and cash equivalents		5,693	(4,033)
Cash and cash equivalents at the beginning of the period		3,271	12,727

Cash and cash equivalents at the end of the period		8,964	8,694
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Nine-month periods ended September 30, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Profit Reserves	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2023	107,380	(279)	410	(73,004)	(12,020)	(15,879)	(666)	72,641	−	78,583	392	78,975
		107,101	410				(101,569)	72,641	−	78,583	392	78,975
Treasury shares	−	−	(381)	−	−	−	−	−	−	(381)	−	(381)
Capital transactions	−	−	−	−	−	−	−	−	−	−	(105)	(105)
Net income	−	−	−	−	−	−	−	−	10,308	10,308	63	10,371
Other comprehensive income (loss)	−	−	−	(1,714)	(3,484)	1,265	(123)	−	−	(4,056)	(55)	(4,111)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	25	25	−	25
Appropriations:
Additional dividends proposed	−	−	−	−	−	−	−	(7,178)	−	(7,178)	−	(7,178)
Dividends	−	−	−	−	−	−	−	(1,137)	(3,909)	(5,046)	(38)	(5,084)
Balance at September 30, 2024	107,380	(279)	29	(74,718)	(15,504)	(14,614)	(789)	64,326	6,424	72,255	257	72,512
		107,101	29				(105,625)	64,326	6,424	72,255	257	72,512

Balance at December 31, 2024	107,380	(279)	29	(75,208)	(20,360)	(12,975)	(927)	61,446	−	59,106	244	59,350
		107,101	29				(109,470)	61,446	−	59,106	244	59,350
Cancellation of treasury shares	−	−	1,116	−	−	−	−	(1,116)	−	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	32	32
Net income	−	−	−	−	−	−	−	−	16,735	16,735	70	16,805
Other comprehensive income (loss)	−	−	−	621	7,765	1	303	−	−	8,690	55	8,745
Expired unclaimed dividends	−	−	−	−	−	−	−	−	137	137	−	137
Appropriations:
Dividends	−	−	−	−	−	−	−	(1,477)	(3,671)	(5,148)	(20)	(5,168)
Balance at September 30, 2025	107,380	(279)	1,145	(74,587)	(12,595)	(12,974)	(624)	58,853	13,201	79,520	381	79,901
		107,101	1,145				(100,780)	58,853	13,201	79,520	381	79,901

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 6, 2025.

1.2.	New standards and interpretations

On January 1, 2025, the rule Lack of exchangeability – Amendments to IAS 21, issued by the IASB, came into force and was adopted by the Company, as disclosed in note 6 of the financial statements of December 31, 2024, which had no material effect on these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2024.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	09.30.2025	12.31.2024
Cash at bank and in hand	84	136
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	2,514	1,453
Bank Deposit Certificates and other investment funds	185	186
	2,699	1,639
- Abroad
Time deposits	4,482	728
Sweep accounts and interest-bearing accounts	1,665	726
Other financial investments	34	42
	6,181	1,496
Total short-term financial investments	8,880	3,135
Total cash and cash equivalents	8,964	3,271

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds, repurchase agreements, as well as floating rate Bank Deposit Certificates with daily liquidity, all of them with maturities of up to three months from the date of their acquisition. Short-term financial investments abroad mainly comprise time deposits that mature in three months or less from the date of their acquisition, as well as investments with daily liquidity.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	09.30.2025	12.31.2024
Fair value through profit or loss	245	531
Amortized cost - Bank Deposit Certificates and time deposits	2,416	4,269
Amortized cost - Others	86	45
Total	2,747	4,845
Current	2,694	4,263
Non-current	53	582

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues
	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Diesel	19,870	21,086	7,117	7,031
Gasoline	9,121	9,418	3,084	3,140
Liquefied petroleum gas	2,558	2,400	941	849
Jet fuel	3,244	3,477	1,112	1,146
Naphtha	1,275	1,390	440	480
Fuel oil (including bunker fuel)	433	786	136	209
Other oil products	2,839	3,304	938	1,212
Subtotal oil products	39,340	41,861	13,768	14,067
Natural gas	2,877	3,610	1,019	1,152
Crude oil	3,518	3,421	1,040	1,143
Renewables and nitrogen products	171	147	77	73
Breakage	137	362	35	101
Electricity	525	509	238	277
Services, agency and others	537	641	189	192
Domestic market	47,105	50,551	16,366	17,005

Exports	17,952	19,358	6,903	6,214
Crude oil	13,670	14,701	5,408	4,627
Fuel oil (including bunker fuel)	3,470	3,726	1,193	1,278
Other oil products and other products	812	931	302	309
Sales abroad (1)	530	692	208	147
Foreign market	18,482	20,050	7,111	6,361
Sales revenues	65,587	70,601	23,477	23,366
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the nine-month period ended September 30, 2025, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 14% and 10% of the Company’s sales revenues. In the nine-month period ended September 30, 2024, sales to the same two clients of the refining, transportation and marketing segment represented individually 15% and 10% of the Company’s sales revenues. For more information about RT&M segment, see note 8 – Information by operating segment.

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Domestic market	47,105	50,551	16,366	17,005
China	6,380	6,737	3,294	2,349
Americas (except United States)	2,530	2,860	1,074	856
Europe	2,854	4,219	836	1,517
Asia (except China and Singapore)	2,839	1,245	525	339
United States	1,775	2,816	798	679
Singapore	1,849	2,158	548	617
Others	255	15	36	4
Foreign market	18,482	20,050	7,111	6,361
Sales revenues	65,587	70,601	23,477	23,366

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Raw material, products for resale, materials and third-party services (1)	(16,245)	(16,930)	(5,895)	(5,632)
Acquisitions	(11,132)	(12,305)	(4,001)	(4,134)
Crude oil imports	(5,925)	(7,135)	(2,043)	(2,386)
Oil products imports	(4,489)	(3,981)	(1,714)	(1,320)
Natural gas imports	(718)	(1,189)	(244)	(428)
Third-party services and others	(5,113)	(4,625)	(1,894)	(1,498)
Depreciation, depletion and amortization	(8,814)	(7,434)	(3,297)	(2,362)
Production taxes	(8,146)	(8,772)	(2,788)	(2,836)
Employee compensation	(1,300)	(1,477)	(470)	(435)
Inventory turnover	535	1	190	(96)
Total	(33,970)	(34,612)	(12,260)	(11,361)
(1) It Includes short-term leases.

5.2.	Selling expenses
	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Materials, third-party services, freight, rent and other related costs	(3,069)	(3,191)	(1,103)	(1,002)
Depreciation, depletion and amortization	(547)	(498)	(207)	(159)
Reversal (allowance) for expected credit losses	(27)	(8)	(17)	−
Employee compensation	(93)	(97)	(33)	(32)
Total	(3,736)	(3,794)	(1,360)	(1,193)

5.3.	General and administrative expenses
	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Employee compensation	(827)	(935)	(296)	(278)
Materials, third-party services, rent and other related costs	(447)	(362)	(155)	(96)
Depreciation, depletion and amortization	(135)	(108)	(50)	(35)
Total	(1,409)	(1,405)	(501)	(409)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses, net
	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Stoppages for asset maintenance and pre-operating expenses	(1,985)	(2,024)	(690)	(672)
Variable compensation programs (1)	(999)	(830)	(404)	(340)
Pension and medical benefits - retirees (2)	(977)	(1,907)	(338)	(305)
Equalization of expenses - Production Individualization Agreements (3)	(708)	(30)	(32)	(5)
Losses with legal, administrative and arbitration proceedings	(606)	(808)	(280)	(287)
Collective bargaining agreement (4)	(215)	(8)	(1)	-
Institutional relations and cultural projects	(190)	(141)	(92)	(70)
Operating expenses with thermoelectric power plants	(165)	(169)	(53)	(50)
Gains (losses) with commodities derivatives	14	52	3	28
Results on disposal/write-offs of assets	81	189	10	(97)
Results from co-participation agreements in bid areas	112	103	62	-
Fines imposed on customers	117	146	20	58
Government grants	117	158	55	63
Fines imposed on suppliers	205	201	84	76
Reimbursements from E&P partnership operations	212	348	147	79
Results of non-core activities	341	204	117	82
Early termination and changes to cash flow estimates of leases	448	234	147	88
Others	53	(36)	208	5
Total	(4,145)	(4,318)	(1,037)	(1,347)
(1) It comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 13.
(2) For more information, see note 13.2 - Employee benefits (post-employment).
(3) For more information, see note 17.4 - Production Individualization Agreements.
(4) It includes the remaining portion of the bonus from the Collective Bargaining Agreement (ACT) 2025-2027.

7.	Net finance income (expense)
	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Finance income	1,056	1,520	414	491
Income from investments and marketable securities (Government Bonds)	764	1,175	316	363
Other finance income	292	345	98	128
Finance expenses	(3,167)	(4,885)	(1,119)	(881)
Interest on finance debt	(1,575)	(1,628)	(592)	(555)
Unwinding of discount on lease liability	(1,953)	(1,648)	(678)	(544)
Capitalized borrowing costs	1,446	1,157	530	398
Unwinding of discount on the provision for decommissioning costs	(984)	(772)	(336)	(242)
Tax settlement programs - federal taxes (1)	−	(1,804)	−	125
Other finance expenses	(101)	(190)	(43)	(63)
Foreign exchange gains (losses) and inflation indexation charges	5,145	(5,724)	976	109
Foreign exchange gains (losses) (2)	6,136	(3,834)	1,068	587
Real x U.S. dollar	6,282	(3,747)	1,064	702
Other currencies	(146)	(87)	4	(115)
Reclassification of hedge accounting to the Statement of Income (2)	(1,659)	(2,118)	(439)	(821)
Tax settlement programs - federal taxes (1)	−	(235)	−	(15)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(129)	(370)	22	18
Recoverable taxes inflation indexation income	199	77	40	173
Other foreign exchange gains and indexation charges, net	598	756	285	167
Total	3,034	(9,089)	271	(281)
(1) For more information, see note 12.
(2) For more information, see notes 26.4.1.a and 26.4.1.c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment
Jan-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	45,208	61,867	6,306	244	(48,038)	65,587
Intersegments	45,031	802	2,201	4	(48,038)	−
Third parties	177	61,065	4,105	240	-	65,587
Cost of sales	(20,576)	(57,834)	(3,620)	(217)	48,277	(33,970)
Gross profit	24,632	4,033	2,686	27	239	31,617
Income (expenses)	(3,341)	(2,362)	(2,561)	(2,752)	−	(11,016)
Selling expenses	-	(1,551)	(2,150)	(35)	-	(3,736)
General and administrative expenses	(45)	(288)	(92)	(984)	-	(1,409)
Exploration costs	(746)	-	-	-	-	(746)
Research and development expenses	(490)	(7)	(8)	(123)	-	(628)
Other taxes	(20)	(38)	(11)	(330)	-	(399)
Impairment (losses) reversals, net	(193)	241	(1)	-	-	47
Other income and expenses, net	(1,847)	(719)	(299)	(1,280)	-	(4,145)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	21,291	1,671	125	(2,725)	239	20,601
Net finance income	-	-	-	3,034	-	3,034
Results of equity-accounted investments	74	67	29	(5)	-	165
Net income before income taxes	21,365	1,738	154	304	239	23,800
Income taxes	(7,238)	(571)	(42)	936	(80)	(6,995)
Net income for the period	14,127	1,167	112	1,240	159	16,805
Attributable to:
Shareholders of Petrobras	14,129	1,167	83	1,197	159	16,735
Non-controlling interests	(2)	-	29	43	-	70

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	47,128	65,990	6,961	240	(49,718)	70,601
Intersegments	46,875	777	2,061	5	(49,718)	−
Third parties	253	65,213	4,900	235	-	70,601
Cost of sales	(18,821)	(61,043)	(3,644)	(224)	49,120	(34,612)
Gross profit (loss)	28,307	4,947	3,317	16	(598)	35,989
Income (expenses)	(3,403)	(2,318)	(2,557)	(3,622)	−	(11,900)
Selling expenses	(1)	(1,569)	(2,208)	(16)	-	(3,794)
General and administrative expenses	(43)	(265)	(94)	(1,003)	-	(1,405)
Exploration costs	(715)	-	-	-	-	(715)
Research and development expenses	(451)	(4)	(2)	(114)	-	(571)
Other taxes	(737)	(32)	(14)	(360)	-	(1,143)
Impairment (losses) reversals, net	(4)	37	-	13	-	46
Other income and expenses, net	(1,452)	(485)	(239)	(2,142)	-	(4,318)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	24,904	2,629	760	(3,606)	(598)	24,089
Net finance expense	-	-	-	(9,089)	-	(9,089)
Results of equity-accounted investments	62	(426)	66	(6)	-	(304)
Net income / (loss) before income taxes	24,966	2,203	826	(12,701)	(598)	14,696
Income taxes	(8,469)	(894)	(257)	5,090	205	(4,325)
Net income (loss) for the period	16,497	1,309	569	(7,611)	(393)	10,371
Attributable to:
Shareholders of Petrobras	16,499	1,309	530	(7,637)	(393)	10,308
Non-controlling interests	(2)	-	39	26	-	63

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Jul-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,737	22,083	2,270	87	(16,700)	23,477
Intersegments	15,676	256	767	1	(16,700)	−
Third parties	61	21,827	1,503	86	-	23,477
Cost of sales	(7,178)	(20,470)	(1,351)	(79)	16,818	(12,260)
Gross profit	8,559	1,613	919	8	118	11,217
Income (expenses)	(757)	(757)	(868)	(859)	−	(3,241)
Selling expenses	-	(596)	(744)	(20)	-	(1,360)
General and administrative expenses	(15)	(105)	(34)	(347)	-	(501)
Exploration costs	(248)	-	-	-	-	(248)
Research and development expenses	(181)	(3)	(4)	(45)	-	(233)
Other taxes	(9)	(11)	(3)	(126)	-	(149)
Impairment (losses) reversals, net	-	287	-	-	-	287
Other income and expenses, net	(304)	(329)	(83)	(321)	-	(1,037)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	7,802	856	51	(851)	118	7,976
Net finance income	-	-	-	271	-	271
Results of equity-accounted investments	18	19	-	(1)	-	36
Net income / (loss) before income taxes	7,820	875	51	(581)	118	8,283
Income taxes	(2,653)	(292)	(17)	771	(39)	(2,230)
Net income (loss) for the period	5,167	583	34	190	79	6,053
Attributable to:
Shareholders of Petrobras	5,168	583	23	174	79	6,027
Non-controlling interests	(1)	−	11	16	−	26

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Jul-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,383	21,739	2,341	82	(16,179)	23,366
Intersegments	15,310	226	642	1	(16,179)	−
Third parties	73	21,513	1,699	81	-	23,366
Cost of sales	(5,979)	(20,503)	(1,371)	(76)	16,568	(11,361)
Gross profit	9,404	1,236	970	6	389	12,005
Income (expenses)	(1,222)	(781)	(801)	(801)	−	(3,605)
Selling expenses	-	(480)	(711)	(2)	-	(1,193)
General and administrative expenses	(1)	(89)	(31)	(288)	-	(409)
Exploration costs	(406)	-	-	-	-	(406)
Research and development expenses	(163)	(2)	(2)	(28)	-	(195)
Other taxes	92	(4)	(5)	(138)	-	(55)
Impairment (losses) reversals, net	-	-	-	-	-	−
Other income and expenses, net	(744)	(206)	(52)	(345)	-	(1,347)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	8,182	455	169	(795)	389	8,400
Net finance expense	-	-	-	(281)	-	(281)
Results of equity-accounted investments	15	(45)	9	(2)	-	(23)
Net income / (loss) before income taxes	8,197	410	178	(1,078)	389	8,096
Income taxes	(2,782)	(155)	(57)	921	(132)	(2,205)
Net income (loss) for the period	5,415	255	121	(157)	257	5,891
Attributable to:
Shareholders of Petrobras	5,416	255	109	(167)	257	5,870
Non-controlling interests	(1)	-	12	10	-	21

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Jan-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,761)	(144)	(66)	(14)	(1,985)
Variable compensation programs	(460)	(226)	(51)	(262)	(999)
Pension and medical benefits - retirees	-	-	-	(977)	(977)
Equalization of expenses - Production Individualization Agreements	(708)	-	-	-	(708)
Losses with legal, administrative and arbitration proceedings	(175)	(295)	(8)	(128)	(606)
Results on disposal/write-offs of assets	60	(7)	10	18	81
Results from co-participation agreements in bid areas	112	-	-	-	112
Results of non-core activities	338	(8)	1	10	341
Early termination and changes to cash flow estimates of leases	416	20	4	8	448
Others	331	(59)	(189)	65	148
Total	(1,847)	(719)	(299)	(1,280)	(4,145)

Other income and expenses, net by segment
Jan-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,895)	(66)	(51)	(12)	(2,024)
Pension and medical benefits - retirees	-	-	-	(1,907)	(1,907)
Variable compensation programs	(376)	(189)	(42)	(223)	(830)
Losses with legal, administrative and arbitration proceedings	(292)	(369)	(15)	(132)	(808)
Equalization of expenses - Production Individualization Agreements	(30)	-	-	-	(30)
Results from co-participation agreements in bid areas	103	-	-	-	103
Results on disposal/write-offs of assets	179	55	23	(68)	189
Results of non-core activities	189	(9)	11	13	204
Early termination and changes to cash flow estimates of leases	213	13	(3)	11	234
Others	457	80	(162)	176	551
Total	(1,452)	(485)	(239)	(2,142)	(4,318)

Other income and expenses, net by segment
Jul-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(649)	(17)	(18)	(6)	(690)
Variable compensation programs	(189)	(88)	(20)	(107)	(404)
Pension and medical benefits - retirees	-	-	-	(338)	(338)
Gains (losses) with legal, administrative and arbitration proceedings	(69)	(228)	22	(5)	(280)
Equalization of expenses - Production Individualization Agreements	(32)	-	-	-	(32)
Results on disposal/write-offs of assets	46	(7)	(6)	(23)	10
Results from co-participation agreements in bid areas	62	-	-	-	62
Results of non-core activities	116	(3)	1	3	117
Early termination and changes to cash flow estimates of leases	116	24	3	4	147
Others	295	(10)	(65)	151	371
Total	(304)	(329)	(83)	(321)	(1,037)

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Jul-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(639)	(13)	(18)	(2)	(672)
Variable compensation programs	(173)	(61)	(16)	(90)	(340)
Pension and medical benefits - retirees	-	-	-	(305)	(305)
Gains (losses) with legal, administrative and arbitration proceedings	(104)	(196)	21	(8)	(287)
Results on disposal/write-offs of assets	(58)	(13)	-	(26)	(97)
Equalization of expenses - Production Individualization Agreements	(5)	-	-	-	(5)
Results from co-participation agreements in bid areas	-	-	-	-	−
Results of non-core activities	69	7	1	5	82
Early termination and changes to cash flow estimates of leases	71	8	(4)	13	88
Others	95	62	(36)	68	189
Total	(744)	(206)	(52)	(345)	(1,347)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Sep/2025	8,545	1,981	410	119	11,055
Jan-Sep/2024	7,067	1,895	424	97	9,483

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jul-Sep/2025	3,228	693	146	44	4,111
Jul-Sep/2024	2,211	610	130	32	2,983

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2025

Current assets	2,820	10,322	427	18,678	(4,164)	28,083
Non-current assets	156,631	22,403	5,465	15,305	−	199,804
Long-term receivables	9,383	2,736	141	12,675	−	24,935
Investments	329	244	162	59	−	794
Property, plant and equipment	145,044	19,289	5,078	2,146	−	171,557
Operating assets	111,344	16,771	4,484	1,530	−	134,129
Under construction	33,700	2,518	594	616	−	37,428
Intangible assets	1,875	134	84	425	−	2,518
Total Assets	159,451	32,725	5,892	33,983	(4,164)	227,887

Consolidated assets by operating segment - 12.31.2024

Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255
Total Assets	125,551	27,725	5,260	27,289	(4,180)	181,645

9.	Trade and other receivables
9.1.	Trade and other receivables
	09.30.2025	12.31.2024
Receivables from contracts with customers
Third parties	4,710	3,779
Related parties
Investees (note 27.1)	91	117
Subtotal	4,801	3,896
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	1,051	1,677
Lease receivables	240	298
Other receivables	684	592
Subtotal	1,975	2,567
Total trade and other receivables, before ECL	6,776	6,463
Expected credit losses (ECL) - Third parties	(1,828)	(1,639)
Expected credit losses (ECL) - Related parties	(2)	(2)
Total trade and other receivables	4,946	4,822
Current	4,116	3,566
Non-current	830	1,256

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 492 as of September 30, 2025 (US$ 416 as of December 31, 2024).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 273 (US$ 508 as of December 31, 2024), from the sale of the Roncador field, totaling US$ 315 (US$ 353 as of December 31, 2024), and the Potiguar cluster, totaling US$ 154 (US$ 217 as of December 31, 2024).

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
	09.30.2025		12.31.2024
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	4,736	(96)	4,513	(168)
Overdue:
1-90 days	65	(29)	213	(75)
91-180 days	19	(16)	63	(23)
181-365 days	233	(218)	30	(18)
More than 365 days	1,632	(1,469)	1,527	(1,355)
Total	6,685	(1,828)	6,346	(1,639)

9.3.	Provision for expected credit losses – third parties and related parties
Changes	Jan-Sep/2025	Jan-Sep/2024
Opening balance	1,641	1,615
Additions	121	113
Reversals	(83)	(61)
Write-offs	(15)	(12)
Translation adjustment	166	(109)
Closing balance	1,830	1,546
Current	384	250
Non-current	1,446	1,296

10.	Inventories
	09.30.2025	12.31.2024
Crude oil	3,307	2,645
Oil products	2,495	2,161
Intermediate products	598	424
Natural gas and Liquefied Natural Gas (LNG)	155	101
Biofuels	20	22
Fertilizers	2	1
Total products	6,577	5,354
Materials, supplies and others	2,123	1,356
Total	8,700	6,710

In the nine-month period ended September 30, 2025, the Company recognized a US$ 4 loss within cost of sales, adjusting inventories to net realizable value (a US$ 42 reversal of cost of sales in the nine-month period ended September 30, 2024), primarily due to changes in international prices of crude oil and oil products.

At September 30, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 870 (US$ 761 at December 31, 2024).

11.	Trade payables
	09.30.2025	12.31.2024
Third parties in Brazil	4,403	3,657
Third parties abroad	2,328	2,409
Related parties	88	16
Total	6,819	6,082

Forfaiting

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of September 30, 2025, the balance advanced by suppliers, within the scope of the program, is US$ 140 (US$ 134 as of December 31, 2024) and has a payment term from 4 to 93 days and a weighted average term of 54 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	09.30.2025	12.31.2024	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Taxes in Brazil
Income taxes (1)	665	405	670	698	400	330
Income taxes - Tax settlement programs	−	−	61	49	201	200
	665	405	731	747	601	530
Taxes abroad	4	6	400	653	−	−
Total	669	411	1,131	1,400	601	530
(1) It includes uncertain tax treatments (see note 12.1.1).

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Net income before income taxes	23,800	14,696	8,283	8,096
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(8,091)	(4,996)	(2,816)	(2,753)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	844	834	379	326
Different jurisdictional tax rates for companies abroad	1,013	748	549	221
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(316)	(133)	(205)	9
Tax incentives	115	30	20	21
Effects of the global minimum tax	(153)	-	(44)	-
Internal transfer prices adjustments for operations between related parties abroad	(226)	-	(61)	-
Tax loss carryforwards (unrecognized tax losses)	1	91	-	8
Enrollment in the tax settlement program	-	(145)	-	10
Post-employment benefits	(333)	(780)	(125)	(128)
Results of equity-accounted investments in Brazil and abroad	55	(124)	12	8
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	59	95	29	47
Others	37	55	32	26
Income taxes	(6,995)	(4,325)	(2,230)	(2,205)
Deferred income taxes	(3,008)	937	(667)	(468)
Current income taxes	(3,987)	(5,262)	(1,563)	(1,737)
Effective tax rate of income taxes	29.4%	29.4%	26.9%	27.2%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Jan-Sep/2025	Jan-Sep/2024
Opening balance	(548)	(9,945)
Recognized in the statement of income for the period	(3,008)	937
Recognized in shareholders’ equity	(3,999)	1,795
Translation adjustment	(632)	937
Use of tax loss carryforwards	(43)	(5)
Others	18	(3)
Closing balance	(8,212)	(6,284)

The composition of deferred tax assets and liabilities is set out in the following table:

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	09.30.2025	12.31.2024
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,458)	(6,286)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,888	3,462
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(12,899)	(8,518)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(19,546)	(16,043)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(1,937)	2,636
Leasings	Appropriation of the considerations	13,597	10,829
Provision for decommissioning costs	Payments and use of provisions	10,334	9,118
Provision for legal proceedings	Payments and use of provisions	1,000	818
Tax loss carryforwards	Taxable income compensation	1,015	976
Inventories	Sales, write-downs and losses	524	424
Employee Benefits	Payments and use of provisions	1,512	1,191
Others		758	845
Total		(8,212)	(548)
Deferred tax assets		1,030	922
Deferred tax liabilities		(9,242)	(1,470)

12.1.1.	Uncertain tax treatments on income taxes

As of September 30, 2025, the Company has US$ 620 (US$ 767 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings.

In addition, the Company has US$ 4,581 of uncertain tax treatments (US$ 5,229 as of December 31, 2024), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad and to income taxes over transfer pricing.

As of September 30, 2025, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 5,900 (US$ 4,274 as of December 31, 2024), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of September 30, 2025, the total amount of uncertain tax treatments amounts to US$ 11,101 (US$ 10,270 as of December 31, 2024), for which Petrobras will continue to defend its position.

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	09.30.2025	12.31.2024	09.30.2025	12.31.2024	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Taxes in Brazil
Current / Non-current ICMS (VAT)	619	461	708	599	1,194	916	−	−
Current / Non-current PIS and COFINS (2)	607	1,043	2,775	2,044	443	373	192	134
Claim to recover PIS and COFINS	−	−	687	590	−	−	−	−
Production taxes	−	−	−	−	1,632	1,509	69	87
Withholding income taxes	−	−	−	−	134	294	−	−
Others	25	45	396	344	237	169	93	80
Total in Brazil	1,251	1,549	4,566	3,577	3,640	3,261	354	301
Taxes abroad	6	6	−	24	17	23	−	−
Total	1,257	1,555	4,566	3,601	3,657	3,284	354	301
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) In January and February 2025, the Company used credits arising from the tax settlement program which the Company enrolled in June 2024, as presented in note 12.3.

12.3.	Enrollment in the tax settlement program

In June 2024, Petrobras enrolled in a tax settlement program proposed by the Brazilian National Treasury by means of the Transaction Notice PGFN-RFB 6/2024, closing relevant litigation related to the taxation of remittances abroad, arising from contracts relating to the chartering of vessels and rendering of services, settling debts under dispute (contingent liabilities) relating to the taxation of CIDE, PIS and

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

COFINS, from 2008 to 2013. This program brought economic benefits, avoiding costs with judicial guarantees, and included a 65% discount on the debt under dispute in Brazilian reais. The payment of the tax settlement was completed in the second half of 2024, as disclosed in the consolidated financial statements as of December 31, 2024, note 17.3.

The effects of enrollment in this program resulted in a US$ 1,929 expense, net of reimbursements to Petrobras made by partners in E&P consortia of the amounts corresponding to their respective interests, whose enrollments in this program were approved in the nine-month period ended September 30, 2024.

Jan-Sep/2024
Other taxes	682
Net finance income (expense)	2,035
Income taxes	(788)
Total effect on the statement of income	1,929

13.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	09.30.2025	12.31.2024
Liabilities
Short-term employee benefits	2,358	1,517
Termination benefits	52	72
Post-employment benefits	13,815	11,398
Total	16,225	12,987
Current	3,320	2,315
Non-current	12,906	10,672

13.1.	Short-term employee benefits
	09.30.2025	12.31.2024
Accrued vacation and 13th salary	898	519
Profit sharing	516	384
Performance award program	561	349
Salaries and related charges and other provisions	383	265
Total	2,358	1,517
Current	2,343	1,486
Non-current (1)	15	31
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Expenses recognized in the statement of income	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Salaries, accrued vacations and related charges	(2,810)	(2,819)	(1,000)	(952)
Management fees and charges	(10)	(10)	(3)	(3)
Variable compensation programs (1)	(999)	(830)	(404)	(340)
Performance award program (2)	(518)	(355)	(240)	(176)
Profit sharing (2)	(481)	(475)	(164)	(164)
Total	(3,819)	(3,659)	(1,407)	(1,295)
(1) It includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 6.

13.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the nine-month period ended September 30, 2025, the Company:

•	paid US$ 403 relating to the profit sharing (PLR) for 2024, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned US$ 481 relating to the PLR for 2025 (US$ 475 for the same period of 2024), recorded in other income and expenses.

Performance award program (Programa de prêmio por desempenho - PRD)

In September 30, 2025, the Company:

•	paid US$ 368 relating to the performance award program (PRD) for 2024, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned US$ 517 relating to the PRD for 2025 (US$ 356 for the same period of 2024), recorded in other income and expenses, including variable compensation programs of consolidated companies.
13.2.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	09.30.2025	12.31.2024
Liabilities
Health Care Plan - Saúde Petrobras	9,260	7,499
Petros Pension Plan - Renegotiated (PPSP-R)	2,628	2,289
Petros Pension Plan - Non-renegotiated (PPSP-NR)	911	779
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	486	395
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	469	379
Petros 2 Pension Plan (PP-2)	61	57
Total	13,815	11,398
Current	953	808
Non-current	12,863	10,590

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

In June 2024, the Company and the unions entered into an agreement to resume the cost-sharing arrangement previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024 (until March 2024, it was 60% covered by Petrobras and 40% by the beneficiaries).

Due to this agreement, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan, which resulted in a US$ 23 increase in actuarial liabilities, as follows: (i) a US$ 1,291 expense within other income and expenses, due to the change in the benefit costing; (ii) a US$ 1,265 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the discount rate applied to actuarial liabilities.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 25, 2025, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2024, sponsored by the Company.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2024 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	259	93
Ordinary and extraordinary future contributions - sponsor	3,744	1,097
Contributions related to the TFC - sponsor	658	442
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,976)	(474)
Net actuarial liability recorded by the Company	2,684	1,158
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

13.2.1.	Actuarial liabilities recognized in the statement of financial position, related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics is presented as follows:

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
Recognized in the Statement of Income	273	117	5	900	1,295
Current service cost	3	−	−	123	126
Net interest	270	117	5	777	1,169
Recognized in Equity - other comprehensive income	−	−	−	1	1
(Gains)/losses arising from the remeasurement	−	−	−	1	1
Cash effects	(280)	(89)	(9)	(402)	(780)
Contributions paid	(266)	(81)	(9)	(402)	(758)
Payments related to Term of financial commitment (TFC)	(14)	(8)	−	−	(22)
Other changes	437	194	7	1,263	1,901
Translation Adjustment	437	194	7	1,263	1,901
Balance at September 30, 2025	3,114	1,380	61	9,260	13,815
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2023	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	307	118	10	2,109	2,544
Past service cost	−	−	−	1,291	1,291
Current service cost	7	2	−	157	166
Net interest	300	116	10	661	1,087
Recognized in Equity - other comprehensive income	−	−	−	(1,265)	(1,265)
(Gains)/losses arising from the remeasurement (2)	−	−	−	(1,265)	(1,265)
Cash effects	(293)	(91)	(9)	(365)	(758)
Contributions paid	(279)	(84)	(9)	(365)	(737)
Payments related to Term of financial commitment (TFC)	(14)	(7)	−	−	(21)
Other changes	(528)	(202)	(20)	(1,100)	(1,850)
Translation Adjustment	(528)	(202)	(20)	(1,100)	(1,850)
Balance at September 30, 2024	4,226	1,624	162	9,041	15,053
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effects of the intermediate remeasurement made in the second quarter of 2024 on the health care plan, which changed the cost-sharing arrangement.

The net expense with pension and health care plans is presented below:

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(19)	(2)	(1)	(296)	(318)
Related to retirees (other income and expenses)	(254)	(115)	(4)	(604)	(977)
Net costs for Jan-Sep/2025	(273)	(117)	(5)	(900)	(1,295)
Related to active employees (cost of sales and expenses) (2)	(27)	(7)	(1)	(602)	(637)
Related to retirees (other income and expenses) (3)	(280)	(111)	(9)	(1,507)	(1,907)
Net costs for Jan-Sep/2024	(307)	(118)	(10)	(2,109)	(2,544)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement made in the second quarter of 2024 on the health care plan, which changed the cost-sharing arrangement, amounting to US$ 291.
(3) It includes the effects of the intermediate remeasurement made in the second quarter of 2024 on the health care plan, which changed the cost-sharing arrangement, amounting to US$ 1,000.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(6)	(1)	(1)	(102)	(110)
Related to retirees (other income and expenses)	(88)	(40)	(1)	(209)	(338)
Net costs for Jul-Sep/2025	(94)	(41)	(2)	(311)	(448)
Related to active employees (cost of sales and expenses)	(8)	(2)	−	(94)	(104)
Related to retirees (other income and expenses)	(89)	(36)	(3)	(177)	(305)
Net costs for Jul-Sep/2024	(97)	(38)	(3)	(271)	(409)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.2.2.	Contributions

In the nine-month period ended September 30, 2025, the Company contributed with US$ 780 (US$ 758 in the same period of 2024), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.2.2), and with US$ 172 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans
(US$ 169 for PP-2 and US$ 1 for PP-3 in the same period of 2024), which were recognized in the statement of income.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities
14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) actions of outsourced employees; and (iii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iv) administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current liabilities	09.30.2025	12.31.2024
Labor claims	740	636
Tax claims	600	400
Civil claims	1,531	1,605
Environmental claims	228	192
Total	3,099	2,833

	Jan-Sep/2025	Jan-Sep/2024
Opening Balance	2,833	3,305
Additions, net of reversals	373	394
Use of provision	(822)	(496)
Revaluation of existing proceedings and interest charges	281	426
Others	(8)	19
Translation adjustment	442	(387)
Closing Balance	3,099	3,261

In preparing its unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	09.30.2025	12.31.2024
Tax	10,349	8,187
Labor	867	777
Civil	3,758	2,694
Environmental and others	105	90
Total	15,079	11,748

	Jan-Sep/2025	Jan-Sep/2024
Opening Balance	11,748	14,746
Additions	551	829
Use (1)	(127)	(1,458)
Accruals and charges	894	519
Others	(1)	9
Translation adjustment	2,014	(1,647)
Closing Balance	15,079	12,998
(1) In the nine-month period ended September 30, 2024, the Company used credits arising from the enrollment to the tax settlement program proposed in the Transaction Notice PGFN-RFB 6/2024 (see note 12.3), which ended legal disputes over relevant litigation related to the incidence of taxes on remittances abroad related to platform chartering.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 38 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of September 30, 2025, the balance of production capacity held in guarantee in the NJP is US$ 2,533 (US$ 2,158 as of December 31, 2024).

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of September 30, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	09.30.2025	12.31.2024
Tax	22,821	21,307
Labor	1,875	6,465
Civil	15,124	10,910
Environmental and others	1,565	1,298
Total	41,385	39,980

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (iv) incidence of social security contributions on the payment of bonuses; (v) collection of ICMS involving several states; and (vi) withholding income tax (IRRF) on remittances for payments of vessel charters.
•	Labor matters, comprising several labor claims;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (ii) lawsuits related to contracts; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and
•	Environmental matters comprising mainly: (i) fishermen's indemnities; and (ii) indemnities for damages and fines related to the Company operations.

14.3.1.    Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions.

The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation, which was consolidated in Theme 13 of the TST's Repetitive Appeals. The Brazilian Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties. In April 2025, the TST, accepting the STF's decision, declared the aforementioned Theme 13 to be obsolete, revoking it.

As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, whose expectations have been changed or terminated, according to their progress in Court. In the third quarter of 2025, there was a final decision in favor of the Company, relating to the claim of the Norte Fluminense Union, which reduced this contingent liability, in the amount of US$ 5,655 (R$ 30,077 million). The Company has been reassessing the loss expectation of individual lawsuits.

As of September 30, 2025, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 47 (US$ 88 as of December 31, 2024), while the contingent liabilities amount to US$ 89 (US$ 4,934 as of December 31, 2024).

14.4.	Class action and related proceedings
14.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed against the ruling and previous interim decisions. Petrobras will still be able to present its own appeal, within the deadline for responding to the Foundation's appeal.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the STF.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.4.2.    Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On September 10, 2025, the Association filed an appeal against the ruling dismissing the criminal action, which is still pending judgment. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

14.4.3.    Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation became subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit.

On March 7, 2025, Petrobras and EIG entered into an agreement to end litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constitute admission of guilt or wrongdoing by Petrobras and meets the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

14.4.4.    Arbitrations proposed by non-controlling shareholders in Brazil

There were no relevant changes in the nine-month period ended September 30, 2025.

For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2024.

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	09.30.2025	12.31.2024
Onshore	573	493
Shallow waters	8,576	7,266
Deep and ultra-deep post-salt	13,670	12,071
Pre-salt	7,577	6,373
Total	30,396	26,203
Current	2,905	1,696
Non-current	27,491	24,507

Changes in the provision for decommissioning costs are presented as follows:

	Jan-Sep/2025	Jan-Sep/2024
Opening balance	26,202	23,202
Adjustment to provision	39	74
Transfers related to liabilities held for sale	100	(332)
Use of provisions	(1,193)	(1,092)
Interest accrued	961	749
Others	(16)	14
Translation adjustment	4,303	(2,567)
Closing balance	30,396	20,048

16.	Other assets and liabilities
Assets	09.30.2025	12.31.2024
Escrow account and/ or collateral	864	750
Advances to suppliers	2,976	2,207
Prepaid expenses	415	351
Derivatives transactions	78	29
Assets related to E&P partnerships	219	378
Others	507	336
	5,059	4,051
Current	1,682	1,550
Non-Current	3,377	2,501

Liabilities	09.30.2025	12.31.2024
Obligations arising from divestments	989	914
Contractual retentions	844	611
Advances from customers	374	270
Provisions for environmental expenses, research and development and fines	918	681
Other taxes	355	301
Unclaimed dividends	206	276
Derivatives transactions	93	129
Obligations arising from acquisition of equity interests	161	130
Various creditors	103	99
Others	436	414
	4,479	3,825
Current	2,758	2,205
Non-Current	1,721	1,620

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
Additions	41	80	12,396	115	10,510	23,142
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	1,438	−	−	1,438
Write-offs	(1)	(28)	(324)	(6)	(19)	(378)
Transfers (5)	(352)	4,025	(5,111)	2,592	(1)	1,153
Transfers to assets held for sale	−	(2)	−	−	−	(2)
Depreciation, amortization and depletion	(72)	(4,135)	−	(3,506)	(5,535)	(13,248)
Impairment recognition (note 19)	(44)	(116)	(17)	(10)	(84)	(271)
Impairment reversal (note 19)	32	70	230	−	−	332
Translation adjustment	409	7,512	4,432	5,799	4,948	23,100
Balance at September 30, 2025	2,498	53,213	37,428	40,911	37,507	171,557
Cost	4,477	116,149	44,029	80,991	58,587	304,233
Accumulated depreciation and impairment (4)	(1,979)	(62,936)	(6,601)	(40,080)	(21,080)	(132,676)

Balance at December 31, 2023	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	−	269	9,996	70	4,553	14,888
Decommissioning costs - Additions to / review of estimates	−	−	−	66	−	66
Capitalized borrowing costs	−	−	1,150	−	−	1,150
Write-offs	(7)	(70)	(222)	(4)	(28)	(331)
Transfers (5)	(11)	2,774	(3,950)	1,584	(17)	380
Transfers to assets held for sale	−	(20)	(5)	(109)	−	(134)
Depreciation, amortization and depletion	(55)	(3,760)	−	(2,861)	(4,559)	(11,235)
Impairment reversal (note 19)	3	32	2	−	13	50
Translation adjustment	(292)	(6,444)	(2,646)	(4,412)	(3,385)	(17,179)
Balance at September 30, 2024	2,325	51,190	25,841	34,766	26,957	141,079
Cost	4,027	106,015	34,687	68,020	42,190	254,939
Accumulated depreciation and impairment (4)	(1,702)	(54,825)	(8,846)	(33,254)	(15,233)	(113,860)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

Additions are mainly due to investments in the development of production in the Búzios field and fields in the Campos basin, Santos basin and Espírito Santo basin. As for additions to right-of-use assets primarily relate to the FPSO Almirante Tamandaré in the Búzios field, the FPSO Alexandre de Gusmão in the Mero field, rigs for E&P operations, and extension of the lease agreement for the FPSO Cidade de Angra dos Reis in the Tupi field.

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	23 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Cost	32,292	23,286	3,009	58,587
Accumulated depreciation and impairment	(7,401)	(12,669)	(1,010)	(21,080)
Balance at September 30, 2025	24,891	10,617	1,999	37,507
Cost	22,484	17,542	2,340	42,366
Accumulated depreciation and impairment	(4,712)	(9,216)	(750)	(14,678)
Balance at December 31, 2024	17,772	8,326	1,590	27,688

17.4.	Production Individualization Agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and the pre-salt layer of Jubarte.

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIPs submitted to the approval of the ANP:

	Jan-Sep/2025	Jan-Sep/2024
Opening balance	577	462
Additions to PP&E, net of write-offs	(343)	119
Payments made	−	(1)
Other income and expenses	708	30
Translation adjustments	124	(58)
Closing balance (1)	1,066	552
(1) Notably Berbigão, Sururu, Agulhinha and the pre-salt layer of Jubarte.

In May 2025, the Company submitted for approval of the ANP the AIP of the Jubarte pre-salt layer shared reservoir in the Campos basin, comprising the following areas:

•	Jubarte field area (BC-60) representing 97.25% of the shared reservoir;
•	Non-contracted areas (Brazilian Federal Government, represented by PPSA) representing 1.89% of the shared reservoir; and
•	Argonauta field area (BC-10) representing 0.86% of the shared reservoir.

In July 2025, ANP approved this AIP, effective as of August 1, 2025.

With the approval of this AIP, negotiations began for the Agreement on Expenditure and Volume Equalization (AEGV) related to the Jubarte field and non-contracted areas with the Pré-Sal Petróleo S.A. (PPSA). This agreement was signed and settled in October 2025, for US$ 290 (R$ 1,540 million).

The equalization related to Petrobras and the partners of Argonauta field is still ongoing.

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2025, the capitalization rate was 7.17% p.a. (7.13% p.a. for the nine-month period ended September 30, 2024).

18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Addition	8	181	−	189
Capitalized borrowing costs	−	8	−	8
Write-offs	−	(1)	−	(1)
Transfers	(18)	3	(1)	(16)
Amortization	(3)	(109)	−	(112)
Impairment recognition (note 19)	(165)	−	−	(165)
Translation adjustment	266	91	3	360
Balance at September 30, 2025	1,785	711	22	2,518
Cost	2,026	2,104	22	4,152
Accumulated amortization and impairment	(241)	(1,393)	−	(1,634)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at December 31, 2023	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	21	152	−	173
Capitalized borrowing costs	−	7	−	7
Write-offs	−	(1)	−	(1)
Transfers	−	5	−	5
Amortization	(3)	(96)	−	(99)
Impairment recognition (note 19)	(224)	−	−	(224)
Translation adjustment	(273)	(70)	(2)	(345)
Balance at September 30, 2024	1,946	589	23	2,558
Cost	2,233	1,823	23	4,079
Accumulated amortization and impairment	(287)	(1,234)	−	(1,521)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Impairment
Statement of income	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Impairment reversals	47	46	287	−
Exploratory assets	(208)	(224)	−	(224)
Impairment of equity-accounted investments	5	15	2	(3)
Net effect within the statement of income	(156)	(163)	289	(227)
Losses	(495)	(234)	(41)	(228)
Reversals	339	71	330	1

Statement of financial position	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Property, plant and equipment	61	50	287	−
Intangible assets	(165)	(224)	−	(224)
Assets classified as held for sale	(57)	8	−	−
Investments	5	3	2	(3)
Net effect within the statement of financial position	(156)	(163)	289	(227)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years. In the nine-month period ended September 30, 2025, net impairment losses were recognized in the amount of US$ 156, mainly due to:

•	the economic unfeasibility of blocks C-M-753 and C-M-789, located in the Campos basin, which resulted in the recognition of a US$ 208 impairment loss;
•	the contract amendment for the lease of FPSO Cidade de Santos (Uruguá CGU), due to the need to extend the contractual term until the end of 2026 for the decommissioning of this asset, which resulted in the recognition of a US$ 83 impairment loss;
•	the additional financial compensation for the Cherne Cluster, due to the accident on platform PCH-1, occurred in the second quarter of 2025, which resulted in the recognition of a US$ 57 impairment loss;
•	the Company assessed the recoverability of the refining and utility assets of the Boaventura Energy Complex upon the approval of the project in August 2025 and the signing of the main contracts required for the completion and integration of these assets with the Duque de Caxias Refinery (Reduc) and, consequently, with Petrobras' set of refining and logistics assets. In the recoverability assessment of these assets, a US$ 328 impairment reversal was recognized in the CGUs Boaventura Energy Complex – Refining and Utilities, mainly considering the fair value less costs of disposal of the refining assets, categorized within level 3 of the fair value hierarchy, estimated using the present value method, and adopting a discount rate of 8.1%. From that point forward, the refining and utility assets of the Boaventura Energy Complex will be included in the UGC set of refining and logistics and will have their recoverable amounts tested as a group; and
•	an incident involving the oxygen compressor at Araucária Nitrogenados S.A. (ANSA), causing a delay in the resumption of operations and the recognition a US$ 41 impairment loss.

In the nine-month period ended September 30, 2024 net impairment losses were recognized in the amount of US$ 163, mainly due to: (i) the assessment of the economic unfeasibility of exploratory assets located in the Campos basin (blocks C-M-657 and C-M-709) in the amount US$ 224; (ii) a US$ 37 impairment reversal of property, plant and equipment after management approval of the return of the operational activities of the fertilizer plant ANSA; (iii) a US$ 13 impairment reversal of property, plant and equipment following the increase of the occupied area of building Torre Pituba; and (iv) a US$ 12 impairment reversal of equity-accounted investments, following the approval for the sale of the Company’s 18% interest in the share capital of UEG Araucária S.A., resulting in the reclassification of this equity-accounted investment to assets classified as held for sale and its registration at fair value less costs of disposal.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Sep/2025	Jan-Sep/2024
Property plant and equipment
Opening Balance	1,475	1,512
Additions	716	254
Write-offs	(5)	(25)
Transfers	(86)	−
Translation adjustment	247	(170)
Losses on exploration expenditures written off	(44)	−
Closing Balance	2,303	1,571
Intangible assets
Opening Balance	1,609	2,313
Additions	−	19
Losses on exploration expenditures written off	(164)	(224)
Translation adjustment	251	(260)
Closing Balance	1,696	1,848
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,999	3,419
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions in the nine-month period ended September 30, 2025, mainly refer to the drilling of wells in the pre-salt layer, associated with the exploratory fields of Aram, in the Santos Basin, and Norte de Brava, in the Campos Basin.

In the nine-month period ended September 30, 2025 and 2024, losses on exploration expenditures written resulted from economic unfeasibility of blocks, located in the Campos basin, as described in note 19.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(503)	(288)	(229)	(95)
Exploration expenditures written off (includes dry wells and signature bonuses)	(226)	(414)	(17)	(309)
Contractual penalties on local content requirements	(4)	(5)	1	(1)
Other exploration expenses	(13)	(8)	(3)	(1)
Total expenses	(746)	(715)	(248)	(406)
Cash used in:
Operating activities	516	296	232	96
Investment activities	734	445	231	174
Total cash used	1,250	741	463	270

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

20.1.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,493 (US$ 1,250 as of December 31, 2024), which is still in force as of September 30, 2025, net of commitments undertaken. As of September 30, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,442 (US$ 1,239 as of December 31, 2024) and bank guarantees of US$ 51 (US$ 11 as of December 31, 2024).

21.	Investments
21.1.	Investments in associates and joint ventures
	Joint Ventures	Associates (1)	Total
Balance at December 31, 2024	481	178	659
Investments	2	5	7
Restructuring, capital decrease and others	−	(3)	(3)
Results of equity-accounted investments	111	54	165
Translation adjustment	3	(233)	(230)
Other comprehensive income	−	303	303
Dividends	(104)	(3)	(107)
Balance at September 30, 2025	493	301	794

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2023	481	877	1,358
Investments	9	4	13
Transfer to assets held for sale	−	(11)	(11)
Restructuring, capital decrease and others	−	(2)	(2)
Results of equity-accounted investments	104	(408)	(304)
Translation adjustment	(2)	159	157
Other comprehensive income	−	(123)	(123)
Dividends	(111)	(3)	(114)
Balance at September 30, 2024	481	493	974
(1) It includes other investments.

22.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

		09.30.2025	12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment	1	1	510
Total	1	1	510
Liabilities on assets classified as held for sale
Provision for decommissioning costs (1)	102	102	713
Total	102	102	713
(1) In the nine-month period ended September 30, 2025, the reduction is related to the sale of the Cherne and Bagre fields. For more information, see note 22.1.

22.1.	Sale closed in the nine-month period ended September 30, 2025

In August 2025, Petrobras closed the sale of the Company's entire interest in Cherne and Bagre producing fields, located in the shallow waters of the Campos Basin, to Perenco Petróleo and Gás (“Perenco”).

The transaction was closed in the third quarter of 2025, with the payment of US$ 9 to Petrobras, in addition to US$ 1 paid to Petrobras in April 2024, at the signing of the transaction. A US$ 2 gain was recognized in other income and expenses within results on disposal/write-offs of assets.

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

These fields had their production interrupted in March 2020, and their respective production facilities have been idled since then. This sale agreement provided for compensation adjustments to be paid by Petrobras to Perenco to maintain the operating conditions of these assets, intended to make Perenco resume production of these fields as an alternative to their decommissioning, which is no longer an obligation of Petrobras.

22.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2025	Assets recognized in previous periods	Balance of contingent assets as of September 30, 2025
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	April 2022	5,263	114	1,272	3,877
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	55	303	292
Baúna field	November 2020	285	18	253	14
Cricare cluster	December 2021	118	−	106	12
Peroá cluster	August 2022	43	16	10	17
Papa-Terra field	December 2022	90	18	32	40
Albacora Leste field	January 2023	250	−	225	25
Norte Capixaba cluster	April 2023	66	−	33	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,887	221	2,312	4,354
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 6).

23.	Finance debt
23.1.	Balance by type of finance debt
In Brazil	09.30.2025	12.31.2024
Banking market	5,163	2,828
Capital market	3,096	2,225
Development banks (1)	560	508
Others	2	2
Total	8,821	5,563
Abroad
Banking market	3,673	3,691
Capital market	14,299	12,265
Export credit agency	1,201	1,508
Others	128	135
Total	19,301	17,599
Total finance debt	28,122	23,162
Current	2,481	2,566
Non-current	25,641	20,596
(1) It includes BNDES.

Current finance debt is composed of:

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	09.30.2025	12.31.2024
Short-term debt	20	10
Current portion of long-term debt	1,981	2,132
Accrued interest on short and long-term debt	480	424
Total	2,481	2,566

The capital market balance is mainly composed of US$ 13,689 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 2,092 in debentures and US$ 907 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2026 to 2115 and does not require collateral. Such financing was carried out in dollars and pounds, 93% and 7%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2026 and 2045, do not require collateral and are not convertible into shares or equity interests.

On September 30, 2025, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2024. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

23.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2024	5,563	17,599	23,162
Proceeds from finance debt	2,217	3,098	5,315
Repayment of principal (1)	(223)	(1,480)	(1,703)
Repayment of interest (1)	(434)	(936)	(1,370)
Accrued interest (2)	608	880	1,488
Foreign exchange/ inflation indexation charges	16	(101)	(85)
Translation adjustment	1,075	240	1,315
Balance at September 30, 2025	8,822	19,300	28,122

	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	560	993	1,553
Repayment of principal (1)	(482)	(3,643)	(4,125)
Repayment of interest (1)	(327)	(1,174)	(1,501)
Accrued interest (2)	364	1,162	1,526
Foreign exchange/ inflation indexation charges	105	380	485
Translation adjustment	(688)	(295)	(983)
Balance at September 30, 2024	5,622	20,134	25,756
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

23.3.	Reconciliation with cash flows from financing activities
			Jan-Sep/2025			Jan-Sep/2024
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	5,315	(1,703)	(1,370)	1,553	(4,125)	(1,501)
Discount on repurchase of debt securities	−	−	−	−	25	−
Deposits linked to finance debt (1)	−	(193)	(21)	−	(127)	(28)
Net cash used in financing activities	5,315	(1,896)	(1,391)	1,553	(4,227)	(1,529)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the nine-month period ended September 30, 2025 the Company:

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	repaid several finance debts, in the amount of US$ 3,287, notably: (i) US$ 1,898 in the banking market; (ii) US$ 905 in the capital market; (iii) US$ 377 to the export credit agencies; (iv) US$ 74 to the development banks; (v) US$ 33 to others; and
•	raised US$ 5,315, notably: (i) public offering of debentures, in the amount of USS$ 516, with maturities in 2035, 2040, and 2045; (ii) proceeds in the domestic banking market, in the amount of US$ 1,686; (iii) proceeds in the international capital market (global notes), in the amount of US$ 1,962, with maturities in 2030 and 2036; and (iv) proceeds in the international banking market, in the amount of US$ 1,122.
23.4.	Summarized information on current and non-current finance debt
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total (1)	Fair Value

Financing in U.S. Dollars:	565	1,575	2,148	1,559	716	10,967	17,530	17,551
Floating rate debt (2)	502	1,129	1,469	523	144	922	4,689
Fixed rate debt	63	446	679	1,036	572	10,045	12,841
Average interest rate p.a.	6.2%	6.4%	6.0%	5.7%	6.1%	6.5%	6.4%
Financing in Brazilian Reais):	254	508	140	143	985	6,487	8,517	7,953
Floating rate debt (3)	212	132	32	32	32	5,921	6,361
Fixed rate debt	42	376	108	111	953	566	2,156
Average interest rate p.a.	10.2%	10.2%	9.5%	9.7%	10.0%	8.5%	9.5%
Financing in Euro:	−	16	−	145	26	423	610	616
Fixed rate debt	−	16	−	145	26	423	610
Average interest rate p.a.	−	4.6%	−	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling:	−	26	−	−	395	554	975	969
Fixed rate debt	−	26	−	−	395	554	975
Average interest rate p.a.	0.0%	6.1%	−	−	6.1%	6.6%	6.2%
Financing in Renminbi:	2	4	5	5	5	469	490	477
Floating rate debt	2	4	5	5	5	469	490
Average interest rate p.a.	3.0%	3.0%	3.1%	3.0%	3.0%	2.9%	0.0%
Total as of September 30, 2025	821	2,129	2,293	1,852	2,127	18,900	28,122	27,566
Average interest rate	7.2%	7.4%	6.9%	6.8%	7.2%	6.7%	6.7%
Total as of December 31, 2024	2,566	1,864	2,264	1,791	1,780	12,897	23,162	22,213
Average interest rate	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%
(1) The average maturity of outstanding debt as of September 30, 2025 is 11.36 years (12.52 years as of December 31, 2024).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 13,665 as of September 30, 2025 (US$ 11,174 of December 31, 2024); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 13,901 as of September 30, 2025 (US$ 11,039 as of December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 26.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2025	2026	2027	2028	2029	2030 and thereafter	09.30.2025	12.31.2024
Principal	500	1,993	2,342	1,950	2,061	19,400	28,246	23,473
Interest	441	2,093	1,911	1,733	1,682	15,850	23,711	20,388
Total (1)	941	4,086	4,253	3,683	3,743	35,250	51,957	43,861
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 24.

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.5.	Lines of credit
						09.30.2025
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2028	4,110	−	4,110
PGT BV (2)	Syndicate of banks	7/8/2025	11/16/2028	1,060	−	1,060
Total				5,170	−	5,170

In Brazil
Petrobras	Banco Itaú	7/30/2025	7/31/2030	282	−	282
Petrobras (3)	Banco do Brasil	3/23/2018	9/26/2030	658	−	658
Petrobras	Banco do Brasil	10/4/2018	9/4/2029	752	−	752
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	62	−	62
Total				1,754	−	1,754
(1) On July 8, 2025, the balance of the line of credit was changed from US$ 5,000 to US$ 4,110.
(2) On July 8, 2025, the US$ 2,050 line of credit was cancelled and the new US$ 1,060 line of credit was contracted.
(3) On April 3, 2025, a new amendment was made that increased the amount of the line of credit from US$ 376 (R$ 2 billion) to US$ 658 (R$ 3.5 billion).

24.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2024	5,484	31,665	37,149
Remeasurement / new contracts	2,087	7,740	9,827
Payment of principal and interest	(1,886)	(4,897)	(6,783)
Interest expenses	353	1,622	1,975
Foreign exchange losses	(465)	(5,189)	(5,654)
Translation adjustment	883	5,192	6,075
Balance at September 30, 2025	6,456	36,133	42,589
Current			9,593
Non-current			32,996

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	985	3,108	4,093
Payment of principal and interest (1)	(1,986)	(3,766)	(5,752)
Interest expenses	396	1,273	1,669
Foreign exchange losses	338	3,186	3,524
Translation adjustment	(766)	(3,191)	(3,957)
Balance at September 30, 2024	5,759	27,617	33,376
Current			7,749
Non-current			25,627
(1) The Statement of Cash Flows comprises US$ 44 relating to changes on liabilities held for sale.

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2025	2026	2027	2028	2029	2030 onwards	Total
Balance at September 30, 2025	2,958	9,080	7,143	5,016	3,771	36,167	64,135
Balance at December 31, 2024	8,837	6,140	4,817	3,476	2,904	28,943	55,117

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2025	Jan-Sep/2024
Variable payments	785	782
Up to 1 year maturity	7	76
Variable payments x fixed payments	12%	14%

As of September 30, 2025, the nominal amount of lease agreements for which the lease term has not commenced is US$ 20,156 (US$ 65,034 at December 31, 2024). The reduction was mainly due to contract terminations related to vessels contracts, in addition to the exchange rate effect in the period.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 26.4.1.

25.	Equity
25.1.	Share capital

As of September 30, 2025 and December 31, 2024, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101. The table below shows the composition of shares, in each period, all registered, book-entry and with no par value.

	09.30.2025	12.31.2024
Common shares	7,442,231,382	7,442,454,142
Preferred shares	5,446,501,379	5,602,042,788
Subscribed and fully paid shares	12,888,732,761	13,044,496,930

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital. The effects of this cancellation were reflected in capital reserve (US$ 2) and profit retention reserve, within profit reserves (US$ 1,116).

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

25.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	12,846	3,397	8,428	1,998	43,038	2,934	72,641
Additional dividends proposed	−	−	(4,244)	−	−	(2,934)	(7,178)
Intermediate dividends with use of reserves	−	−	(1,137)	−	−	−	(1,137)
Balance at September 30, 2024	12,846	3,397	3,047	1,998	43,038	−	64,326

Balance at January 1, 2025	12,846	3,397	−	2,128	41,598	1,477	61,446
Cancellation of treasury shares	−	−	−	−	(1,116)	−	(1,116)
Additional dividends proposed	−	−	−	−	−	(1,477)	(1,477)
Balance at September 30, 2025	12,846	3,397	−	2,128	40,482	−	58,853

25.3.	Distributions to shareholders

Dividends relating to 2024

On April 16, 2025, the Annual General Shareholders Meeting approved dividends relating to 2024, amounting to US$ 13,076 (US$ 1.0146 per outstanding share). This amount includes US$ 11,599 anticipated during 2024 (updated by Selic interest rate from the date of each payment to December 31, 2024) and US$ 1,477 of complementary dividends which is accounted for as additional dividends proposed.

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

These complementary dividends were reclassified from shareholders' equity to liabilities on the date of approval on the Annual General Shareholders Meeting and were paid in 2 installments in May and June 2025, updated by the Selic interest rate from December 31, 2024 to the date of each payment.

Interim dividends and interest on capital relating to 2025

In the nine-month period ended September 30, 2025, Petrobras’s Board of Directors approved interim dividends in the amount of US$ 3,647 or R$ 20,378 million (US$ 0.2830 per outstanding preferred and common shares, or R$ 1.5811), based on the net income for the three-month periods ended March 31 and June 30, 2025, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends and interest on capital - 1st quarter of 2025	05.12.2025	06.02.2025	0.1600	2,062
Interim dividends and interest on capital - 2nd quarter of 2025	08.07.2025	08.21.2025	0.1230	1,585
Total interim dividends			0.2830	3,647

Dividends and interest on capital relating to the first quarter of 2025 were paid in two equal installments in August and September 2025, while dividends and interest on capital relating to the second quarter of 2025 will be paid in two equal installments in November and December 2025. These amounts are adjusted by the SELIC rate from the date of payment of each installment until the end of the year and will be deducted from the remuneration that will be distributed to shareholders relating to 2025.

The declared interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 844 interest on capital is subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

Changes in the balance of dividends payable are set out as follows:

	Jan-Sep/2025	Jan-Sep/2024
Consolidated opening balance of dividends payable	2,657	3,539
Opening balance of dividends payable to non-controlling shareholders	19	38
Opening balance of dividends payable to shareholders of Petrobras	2,638	3,501
Additions relating to complementary dividends	1,477	7,178
Additions relating to anticipated dividends	3,647	5,032
Payments made	(6,618)	(12,871)
Indexation to the Selic interest rate	149	385
Transfers to unclaimed dividends	(24)	(47)
Withholding income taxes over interest on capital and indexation to the Selic interest rate (1)	(248)	(254)
Translation adjustment	502	(522)
Closing balance of dividends payable to shareholders of Petrobras	1,523	2,402
Closing balance of dividends payable to non-controlling shareholders	−	−
Consolidated closing balance of dividends payable	1,523	2,402
(1) In the nine-month period ended September 30, 2025, it includes US$ 2 over dividends approved in 2024 and US$ 231 over dividends approved in 2025, as well as US$ 15 over the updated by the Selic interest rate of dividends relating to 2024 paid in 2025.

Unclaimed dividends

As of September 30, 2025, the balance of dividends not claimed by shareholders of Petrobras is US$ 206 recorded as other current liabilities, as described in note 16 (US$ 276 as of December 31, 2024). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2025	Jan-Sep/2024
Changes in unclaimed dividends
Opening balance	276	337
Prescription	(137)	(25)
Transfers from dividends payable	24	47
Translation adjustment	43	(38)
Closing Balance	206	321

25.4.	Earnings per share
		Jan-Sep/2025			Jan-Sep/2024
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	9,663	7,072	16,735	5,946	4,362	10,308
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,459,873,868	12,902,105,250
Basic and diluted earnings per share - in U.S. dollars	1.30	1.30	1.30	0.80	0.80	0.80
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	2.60	2.60	2.60	1.60	1.60	1.60

		Jul-Sep/2025			Jul-Sep/2024
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	3,480	2,547	6,027	3,389	2,481	5,870
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,446,501,379	12,888,732,761
Basic and diluted earnings per share - in U.S. dollars	0.47	0.47	0.47	0.46	0.46	0.46
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	0.94	0.94	0.94	0.92	0.92	0.92
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 25.1.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.1.	Statement of income
Gains/ (losses) recognized in the statement of income
	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Foreign exchange rate risk
Cross-currency Swap CDI x Dollar - Note 26.4.1 (b)	73	(62)	19	−
Cash flow hedge on exports - Note 26.4.1 (a)	(1,659)	(2,118)	(439)	(821)
Interest rate risk
Swap IPCA X CDI - 26.4.1 (b)	(18)	(42)	(20)	(1)
Recognized in Net finance income (expense)	(1,604)	(2,222)	(440)	(822)
Price risk (commodity derivatives)
Recognized in other income and expenses	14	52	3	28
Total	(1,590)	(2,170)	(437)	(794)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

26.2.	Statement of comprehensive income
Gains/ (losses) recognized in the period
	Jan-Sep/2025	Jan-Sep/2024	Jul-Sep/2025	Jul-Sep/2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	11,764	(5,279)	2,240	2,073
Deferred income taxes	(3,999)	1,795	(761)	(704)
Total	7,765	(3,484)	1,479	1,369

26.3.	Statement of Financial Position
	09.30.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(22)	(101)
Closed derivatives transactions awaiting financial settlement	7	1
Recognized in Statements of Financial Position	(15)	(100)
Other assets (note 16)	78	29
Other liabilities (note 16)	(93)	(129)

The following table presents the details of the open derivative financial instruments held by the Company as of September 30, 2025, and represents its risk exposure:

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign exchange rate risk (1)
Cross-currency swap - CDI x US$	488	488	(79)	(105)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	(18)	(20)	-	−	Level 2	2025
Interest rate risk
Swap - IPCA X CDI	R$ 3,008	R$ 3,008	52	17	Level 2	2029/2034
Price risk
Future contracts - Crude oil and oil products (2)	445	(1,450)	5	(13)	Level 1	2025
Options - Long put/ Soybean oil (3)	(5)	-	−	−	Level 2	2025
Total open derivative transactions			(22)	(101)
(1) Amounts in US$ and R$ are presented in millions.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons.

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Guarantees given as collateral
	09.30.2025	12.31.2024
Commodity derivatives	29	69

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	09.30.2025	12.31.2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	(19,081)	(30,845)
Deferred income taxes	6,486	10,485
Total	(12,595)	(20,360)

26.4.	Market risks
26.4.1.	Foreign exchange rate risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of September 30, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.3186 exchange rate are set out below:

		Present value of hedging instrument notional value at 09.30.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange rate gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange rate gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2025 to September 2035	71,419	379,847

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	25,563	143,896
Exports affecting the statement of income	(10,296)	(58,568)
Principal repayments / amortization	(9,748)	(54,901)
Foreign exchange rate variations	-	(58,653)
Amounts designated as of September 30, 2025	71,419	379,847
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2025	92,848	493,820

In the nine-month period ended September 30, 2025, the Company recognized a US$ 150 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a US$ 92 loss in the same period of 2024).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 78.68%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2025	Jan-Sep/2024
Opening balance	(30,845)	(18,210)
Recognized in equity	10,105	(7,397)
Reclassified to the statement of income	1,659	2,118
Other comprehensive income (loss)	11,764	(5,279)
Closing balance	(19,081)	(23,489)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of September 30, 2025, is set out below:

	2025	2026	2027	2028	2029	2030 onwards	Total
Expected realization	(1,562)	(5,581)	(5,947)	(3,762)	(3,299)	1,070	(19,081)

b)	Derivative financial instruments not designated for hedge accounting

In September 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 537 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(12)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 4.91% depreciation of the real;
•	euro x U.S. dollar - a 3.12% appreciation of the euro;
•	pound sterling x U.S. dollar - a 1.89% appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 1.14 % appreciation of the renminbi.

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Risk	Financial Instruments	Exposure at 09.30.2025	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	4,624	24,593	227	925
	Liabilities	(116,875)	(621,576)	(5,744)	(23,374)
	Exchange rate - Cross currency swap	(488)	(2,597)	(24)	(98)
	Cash flow hedge on exports	71,419	379,847	3,510	14,284
	Total	(41,320)	(219,733)	(2,031)	(8,263)
Euro/Dollar	Assets	1,238	6,586	39	248
	Liabilities	(1,764)	(9,384)	(55)	(353)
	Total	(526)	(2,798)	(16)	(105)
Pound/Dollar	Assets	995	5,294	19	199
	Liabilities	(1,948)	(10,360)	(37)	(390)
	Total	(953)	(5,066)	(18)	(191)
Renminbi /Dollar	Assets	3	18	−	1
	Liabilities	(496)	(2,639)	(6)	(99)
	Total	(493)	(2,621)	(6)	(98)
Others (1)	Assets	28	147	4	(1)
	Liabilities	(55)	(294)	(4)	(11)
	Total	(27)	(147)	−	(12)
Total at September 30, 2025		(43,319)	(230,365)	(2,071)	(8,669)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

26.4.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on September 30, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(101)
Soybean oil - price changes	Option	−	(1)
Foreign currency - depreciation BRL x USD	Forward contracts	−	(2)
		−	(104)

The positions with commodity derivatives are presented in note 26.3.

26.4.3.	Interest rate risk management

The Company considers that interest rate risk does not create significant exposure and, therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of September 30, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
Finance debt
CDI	732	1,025
SOFR 3M (1)	120	155
SOFR 6M (1)	65	77
SOFR O/N (1)	78	109
IPCA	104	145
TJLP	64	90
LPR 12M (2)	14	20
TR	5	6
	1,182	1,627
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

26.5.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 23.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows of finance debt and lease liabilities are presented in notes 23.4 and 24, respectively.

26.6.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of September 30, 2025, the financial assets of cash and cash equivalents and of marketable securities are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

27.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

27.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		09.30.2025		12.31.2024
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	44	67	65	1
Other associates and joint ventures	47	21	52	15
Subtotal	91	88	117	16
Brazilian government – Parent and its controlled entities
Government bonds	719	−	1,114	−
Banks controlled by the Brazilian Government	16,241	4,384	12,030	2,675
Brazilian Federal Government (1)	−	746	−	1,046
Pré-Sal Petróleo S.A. – PPSA	−	71	−	79
Others	195	63	235	85
Subtotal	17,155	5,264	13,379	3,885
Petros	52	278	44	234
Total	17,298	5,630	13,540	4,135
Current	1,991	1,150	1,557	1,382
Non-Current	15,307	4,480	11,983	2,753
(1) It includes amounts related to dividends and lease liability.

The income/expenses of significant transactions are set out in the following table:

	2025	2024	2025	2024
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Joint ventures and associates
Petrochemical companies (associates)	2,436	2,632	786	912
Other associates and joint ventures	30	40	9	11
Subtotal	2,466	2,672	795	923
Brazilian government – Parent and its controlled entities
Government bonds	81	115	22	31
Banks controlled by the Brazilian Government	(97)	14	(6)	3
Petroleum and alcohol account - receivables from the Brazilian Government	−	7	−	−
Brazilian Federal Government	(59)	(130)	(1)	(3)
Pré-Sal Petróleo S.A. – PPSA	(267)	(355)	(37)	(257)
Others	(198)	(137)	(71)	(43)
Subtotal	(540)	(486)	(93)	(269)
Petros	(14)	(15)	(5)	(5)
Total - Income (Expenses)	1,912	2,171	697	649
Revenues, mainly sales revenues	2,451	2,656	790	916
Purchases and services	−	11	−	5
Income (expenses)	(465)	(506)	(107)	(305)
Foreign exchange and inflation indexation charges, net	12	(129)	45	11
Finance income (expenses), net	(86)	139	(31)	22
Total - Income (Expenses)	1,912	2,171	697	649

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

27.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

					Parent Company
		Jan-Sep/2025			Jan-Sep/2024
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	2.1	0.3	2.4	2.2	0.3	2.5
Social security and other employee-related taxes	0.6	−	0.6	0.6	−	0.6
Post-employment benefits (pension plan)	0.3	−	0.3	0.2	−	0.2
Variable compensation	−	−	−	2.0	−	2.0
Benefits due to termination of tenure	0.2	−	0.2	0.3	−	0.3
Total compensation recognized in the statement of income	3.2	0.3	3.5	5.3	0.3	5.6
Total compensation paid (1)	4.7	0.3	5.0	5.1	0.3	5.4
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	9.00	9.00	18.00	9.00	7.78	16.78
(1) It includes variable compensation for Executive Officers relating to previous periods.

In the nine-month period ended September 30, 2025, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 9.9 (US$ 10 for the same period of 2024).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 177 thousand for the nine-month period ended September 30, 2025 (US$ 209 thousand with tax and social security costs). For the same period of 2024, the total compensation concerning these members was US$ 203 thousand (US$ 241 thousand with tax and social security costs).

On April 16, 2025, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.3, R$ 47.57 million, from April 2025 to March 2026 (US$ 8.6, R$ 43.21 million, from April 2024 to March 2025, as approved on April 25, 2024).

28.	Supplemental information on statement of cash flows
	Jan-Sep/2025	Jan-Sep/2024
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,193	1,150
Transactions not involving cash
Purchase of property, plant and equipment on credit	678	155
Lease	10,272	4,399
Provision for decommissioning costs	6	66
Use of tax credits and judicial deposits for the payment of contingencies	171	187
Earnout related to Atapu and Sépia fields	110	105

52

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Sep/2025	Jan-Sep/2024
Depreciation and depletion of Property, plant and equipment	13,248	11,235
Amortization of Intangible assets	112	100
Capitalized depreciation	(2,179)	(1,724)
Depreciation of right of use - recovery of PIS/COFINS	(126)	(128)
Depreciation, depletion and amortization in the Statements of Cash Flows	11,055	9,483

29.	Subsequent events

Distribution of remuneration to shareholders

On November 6, 2025, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 2,274 or R$ 12,157 million (US$ 0.1765 per outstanding preferred and common shares, or R$ 0.9432), based on the net income for the three-month period ended September 30, 2025, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends	11.06.2025	12.22.2025	0.1765	2,274
Total anticipated dividends			0.1765	2,274

These dividends will be paid in two equal installments, on February 20, 2026 and March 20, 2026, and will be included in the distribution to shareholders proposed at the end of the fiscal year. The amounts will be adjusted by the Selic rate, from December 31, 2025 until the actual payment date of each installment.

53

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2025, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2025 and 2024, the related condensed consolidated statements of changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2025 and 2024, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 3, 2025, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2024, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

54

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

November 6, 2025

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer